Exhibit 99.2

INTEROIL CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON TUESDAY, JUNE 14, 2016

TO THE SHAREHOLDERS OF INTEROIL CORPORATION:

Notice is hereby given that the annual and special meeting (the “Meeting”) of shareholders of InterOil Corporation (“InterOil”) will be held at 10:00 a.m. (Eastern Time) in the Grand Salon, JW Marriot Essex House New York, 160 Central Park S, New York 10019.

The purposes of the Meeting are to:

1.	consider and, if thought fit, approve an ordinary resolution proposed by Mr. Phillipe E. Mulacek, Five Sterling LP, the Sterling Mulacek Trust and Petroleum Independent & Exploration LLC (collectively, “Mulacek”) as further described in and substantially in the form set forth in Appendix “A” of the accompanying management information circular of InterOil dated April 25, 2016 (the “Circular”) to fix the number of directors of InterOil to be elected at the Meeting at six (6) (the “Dissident Director Election Resolution”);

2.	consider and, if thought fit, approve, on a non-binding advisory basis, a resolution proposed by Mulacek as further described in and substantially in the form set forth in Appendix “A” of the Circular proposing certain amendments to the charter of the compensation committee of the board of directors of InterOil (the “Board”) regarding the cash component of directors’ compensation, holding periods on equity compensation and change of control entitlements (the “Dissident Compensation Committee Charter Resolution”);

3.	consider and, if thought fit, approve, on a non-binding advisory basis, a resolution proposed by Mulacek as further described in and substantially in the form set forth in Appendix “A” of the Circular proposing certain amendments to the charter of the nominations and governance committee of the Board regarding director qualifications (the “Dissident Nomination and Governance Committee Resolution”);

4.	consider and, if thought fit, approve, on a non-binding advisory basis, a resolution proposed by Mulacek as further described in and substantially in the form set forth in Appendix “A” of the Circular proposing certain amendments to the charter of the reserves governance committee of the Board regarding the disclosure obligations of commercial discoveries and the qualifications of reserves evaluators (the “Dissident Reserves Governance Committee Resolution”);

5.	consider and, if thought fit, approve, on a non-binding advisory basis, a resolution proposed by Mulacek as further described in and substantially in the form set forth in Appendix “A” of the Circular proposing certain amendments to the charter (the “Board Charter”) of the Board regarding a shareholder approval transaction threshold (the “Dissident Material Transactions Resolution”);

6.	consider and, if thought fit, approve, on a non-binding advisory basis, a resolution proposed by Mulacek as further described in and substantially in the form provided in the Circular proposing certain amendments to the Board Charter regarding the implementation of a disclosure policy (the “Dissident Disclosure Policy Resolution”);

7.	receive the audited financial statements of InterOil for the year ended December 31, 2015, together with the report of the Auditor (as defined below) thereon;

8.	elect directors of InterOil;

9.	consider and, if thought fit, approve an ordinary resolution as further described in and substantially in the form set forth in the Circular approving and confirming the new stock incentive plan of InterOil, which plan will become effective on June 14, 2016 concurrent with the termination of the previous stock incentive plan of InterOil, adopted in 2009 (the “New Plan Resolution”);

10.	to re-appoint PricewaterhouseCoopers LLP, Chartered Accountants (the “Auditor”) as external auditor of InterOil and to authorize the Board to fix their remuneration (the “Auditor Resolution”);

11.	consider and, if thought fit, approve an ordinary resolution described in and substantially in the form set forth in the Circular denying the expenses of Mulacek in connection with its requisition of a meeting (the “Mulacek Expenses Denial Resolution”); and

12.	transact such other business as may properly be brought before the meeting or any adjournment thereof.

The management of InterOil are soliciting the enclosed WHITE proxy. The Circular provides additional information about matters to be dealt with at the Meeting and forms part of this Notice of Annual and Special Meeting of Shareholders.

THE BOARD OF INTEROIL UNANIMOUSLY RECOMMENDS THAT YOU VOTE, USING THE WHITE PROXY AS FOLLOWS:

•	AGAINST EACH OF THE DISSIDENT RESOLUTIONS;

•	FOR EACH OF THE INTEROIL NOMINEES FOR ELECTION TO THE BOARD;

•	FOR THE NEW PLAN RESOLUTION;

•	FOR THE AUDITOR RESOLUTION; AND

•	FOR THE MULACEK EXPENSES DENIAL RESOLUTION.

Your vote is important to us, regardless of the number of common shares held. Please vote today using only the WHITE proxy.

Shareholders who are unable to attend the Meeting in person are requested to complete, sign, date and return the WHITE proxy to InterOil’s transfer agent:

Computershare Investor Services Inc.
8th Floor, 100 University Avenue
Toronto, Ontario, Canada
M5J 2Y1
Attention: Proxy Department

or

to InterOil’s proxy solicitation agent:

MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016

by 8:00 p.m. (Eastern Time) on Friday, June 10, 2016, or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting is reconvened, to ensure that as large a representation as possible may be had at the Meeting. The WHITE proxy also includes instructions as to how you may vote by fax, telephone or via the internet.

Individuals, corporations or other persons directly registered as shareholders of InterOil on April 25, 2016 are entitled to receive notice of and to vote at the Meeting or any adjournment or adjournments thereto. For a proxy to be valid and acted on at the Meeting, forms of proxy must be received by 8:00 p.m. (Eastern Time) on Friday, June 10, 2016, or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting is reconvened.

Our comparative financial statements and management’s discussion and analysis for the year ended December 31, 2015 are available under our profile on SEDAR at www.sedar.com.

Dated this 25th day of April, 2016.

By the Order of the Board of Directors

(signed) “Sheree Ford”
Sheree Ford
General Counsel and Corporate Secretary